November 14, 2025

Bartosz Lipinski
Chief Executive Officer
Meshflow Acquisition Corp
406 N. Sangamon Street
Chicago, Illinois 60642

       Re: Meshflow Acquisition Corp
           Registration Statement on Form S-1
           Filed September 10, 2025
           File No. 333-290175
Dear Bartosz Lipinski:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 10, 2025
Cover Page

1. Please address on the cover page whether the exercise of the private warrants on a cashless basis may result in a material dilution of the purchasers' equity interests. See
       Item 1602(a)(3) of Regulation S-K.
 November 14, 2025
Page 2
Dilution, page 102

2. We note you have depicted the payment of deferred underwriting commissions totaling $12 million under each quartile redemption interval. Please tell us whether the payment of such deferred underwriting discounts is impacted by the redemptions exercised by public shareholders wherein payment of deferred underwriting commissions would correspondingly decrease as redemptions increase. If so, please tell us what consideration you gave to presenting differing payment levels for deferred underwriting commissions when presenting the redemption scenarios within your dilution table.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Howard Efron at 202-551-3439 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Elliott Smith, Esq.